CM 3/17

SECURITIES AND EXCHANGE COMMISSION

04003335

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44780

RECEIVED FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

METROPOLITAN WEST SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 San Vicente Boulevard

(No. and Street)

Los Angeles	**CA**	**90049**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Schweitzer, Chief Financial Officer **(310) 979-6300**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Schweitzer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Metropolitan West Securities, LLC (the "Company") for the year ended December 31, 2003 are true and correct. I further swear (or affirm) that neither the Company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California

County of Los Angeles

Signature 2-26-04 Date

Subscribed and sworn (or affirmed before me) on this 26 day of February 2004.

Chief Financial Officer
Title

YOLANDA ZUNIGA
COMM. # 1287960
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JAN. 18, 2005

Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Members' Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3. (not applicable)
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. (not required)
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report. (not required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control, filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

METROPOLITAN WEST SECURITIES, LLC
(SEC I.D. No. 8-44780)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003

Harb, Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Members
Metropolitan West Securities, LLC

We have audited the accompanying statement of financial condition of Metropolitan West Securities, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Metropolitan West Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 6, 2004

METROPOLITAN WEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$ 1,545
Accounts receivable—securities lending	2,254
Accounts receivable—other	231
Property and equipment—net	1,135
Prepaid expenses and other assets	424
TOTAL	$ 5,589

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES—Accounts payable and accrued liabilities	$ 853
MEMBERS' CAPITAL	4,736
TOTAL	$ 5,589

See accompanying notes to financial statement.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Metropolitan West Securities, LLC (the "Company") is a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's customers consist of corporations, pension plans, municipalities, mutual funds and insurance companies.

As a result of a corporate reorganization that became effective January 1, 2002, the Company is 60% owned by Metropolitan West Financial, LLC ("MWF"), a holding company, and 40% owned by senior management of the Company. The Company's business operations are composed largely of its activities as an investment adviser, which include securities lending services and fixed income asset management services. As a broker-dealer, the Company may effect securities transactions for brokerage customers; any such transactions are executed and cleared by another broker-dealer on a fully disclosed basis. The Company does not effect securities transactions as a broker-dealer for its investment advisory customers. All securities transactions for customers, whether investment advisory or brokerage customers, are effected on a delivery versus payment basis, including securities lending transactions.

The Company primarily earns fees arranging securities lending transactions and has collateral requirements in excess of 100%. The Company indemnifies its securities lending clients against borrower default. This risk is mitigated by entering into loan transactions only with well-capitalized counterparties and by having these counterparties provide excess collateral. All exposure is marked to market daily. The Company's operations and activities expose it to error and/or omissions risk in fulfilling its responsibilities. The Company has errors and omissions insurance to limit this exposure.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts, and believes it is not exposed to any significant credit risk thereon.

Property and Depreciation—Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lives of the leases. Computer software developed or obtained for internal use is depreciated over five years.

Long Lived Assets—In the event that the facts and circumstances indicate that furniture, equipment, leasehold improvements, and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Income Taxes—As of November 1, 2001, the Company reorganized as an LLC for federal and state tax purposes. Pursuant to this tax election, the Company has not recorded a liability for federal income tax purposes, since income taxes, if any, are the responsibility of its members. However, the Company is subject to certain California franchise taxes imposed on such companies.

Use of Estimates—The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statement. Actual results could differ from those estimates.

Members' Capital—Because of differences in accounting principles generally accepted in the United States of America and accounting principles used for income tax purposes, members' capital as shown on the statement of financial condition is not equivalent to the members' tax basis in the Company.

2. PROPERTY AND EQUIPMENT

Fixed assets comprise the following as of December 31, 2003:

Office equipment	$2,013
Furniture and fixtures	975
Computer software	976
Leasehold improvements	197
Total	4,161
Less accumulated depreciation	(3,026)
Property and equipment—net	$1,135

3. COMMITMENTS

The Company leases its office facilities under the terms of operating leases. The aggregate future minimum annual noncancelable lease commitments are as follows as of December 31, 2003:

Year Ending December 31	
2004	$ 740
2005	626
2006	500
2007	500
2008	450
Thereafter	3,055
Total	$5,871

4. BENEFIT PLAN

The Company has a qualified defined-contribution plan ("401(k) plan") covering substantially all of its employees. For 2003, each employee may contribute up to 15% of pre-tax salary, up to a limit of $12. The Company contributes an amount equal to 25% of the participant's contribution, up to a limit of $3.

5. TRANSACTIONS WITH AFFILIATES

The Company provides certain administrative services for MWF, Metropolitan West Asset Management, LLC, Metropolitan West Capital Management, LLC, and MW Post Advisory Group, LLC—companies affiliated by common management, ownership or control ("Affiliates"). The Company is reimbursed for such services from these Affiliates based on the actual costs incurred.

Certain officers and board members of the Company serve as officers and board members for MWF and other companies affiliated by common management, ownership or control.

The Company leases office facilities from a partnership consisting of certain members of MWF. These leases are included in the schedule of commitments in Note 3.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $379, which was $322 in excess of its required net capital of $57. The Company's ratio of aggregate indebtedness to net capital was 2.25 to 1 at December 31, 2003.

7. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

8. SUBSEQUENT EVENTS

On January 2, 2004, Wachovia Bank, N.A. completed the acquisition of 100% of the Company's outstanding membership interests.

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